

March 18, 2021

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

> **Re: Iron Bridge Mortgage Fund, LLC**
> **Offering Statement on Form 1-A**
> **Filed February 22, 2021**
> **File No. 024-11462**

Dear Mr. Stascausky:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 22, 2021

Offering Circular Cover Page, page 1

1.   Please disclose the current interest rate on the offering circular cover page, since it is a material term of the offering and disclose how the interest rate may be changed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

2.   We note from pages F-4, F-15 and F-40 that the Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed, and the Manager has elected to absorb certain operating expenses of the Fund for all periods presented. Please quantify the expenses absorbed by your Manager and explain the Manager's contractual obligation, if any, to continue funding these expenses given your representation that the Fund's financial position and results of operations would likely be different absent this relationship with the Manager.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory E. Struxness